

September 2, 2020

John Lai
Chief Executive Officer
PetVivo Holdings, Inc.
5251 Edina Industrial Blvd.
Edina, MN 55439

> **Re: PetVivo Holdings, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed July 17, 2020**
> **File No. 000-55167**

Dear Mr. Lai:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Robert Knutson, Esq.